Mail Stop 4561

June 21, 2007

Mr. Edward J. Resch
Executive Vice President, Chief Financial Officer, and Treasurer
State Street Corporation
One Lincoln Street
Boston, MA 02111

      Re: State Street Corporation
              Form 10-K for the Fiscal Year Ended December 31, 2006
              Form 10-Q for the Fiscal Quarter Ended March 31, 2007
              File No. 001-07511

Dear Mr. Resch:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your future disclosure in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006:

Management's Discussion and Analysis

Processing Fees and Other, page 30

1.   We note your disclosure on page 76 that the changes in fair value related to fair value hedges and the hedged item are presented in processing fees and other, in addition to any ineffectiveness related to cash flow hedges. In future filings

please quantify the impact of hedge accounting included in this line item, if material. Please provide us with your proposed future disclosure.

Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Principles

Recent Accounting Developments, page 76

2.   We note your disclosure that you recorded an after-tax reduction of accumulated other comprehensive income of approximately $164 million upon adoption of SFAS 158. Based upon your Consolidated Statement of Changes in Shareholders' Equity and your disclosure on page 89 regarding the Accumulated Other Comprehensive (Loss) Income it is not clear how you complied with the requirements of SFAS 158 in recording the transition adjustment as a direct adjustment to the ending balance of accumulated other comprehensive income. Please tell us how you complied with paragraph 16 of SFAS 158.

Note 11 – Securitizations and Variable Interest Entities, page 88

3.   We note your disclosure that during the third quarter of 2006 you determined that off-balance sheet accounting treatment for your tax-exempt investment programs was not appropriate. Please describe for us the facts and circumstances that caused you to change your conclusion regarding the appropriate accounting for these programs. Provide us with your analysis describing how you determined that the impact on your previously issued financial statements is not material.

Note 15 – Derivative Financial Instruments, page 95

4.   For each type of hedging relationship outstanding during the periods presented, please tell us how you determined that they met the criteria for hedge accounting pursuant to paragraphs 20, 21, 28 and 29 of SFAS 133, as applicable. In your response, please specifically address the following for each type of hedging relationship:

- the nature and terms of the hedged item or transaction, including any embedded options;
- the nature and terms of the derivative instrument, including any embedded options;
- the specific documented risk being hedged;
- how you assess effectiveness at inception and on an ongoing basis, including the specific quantitative measures you use and how you apply them; and
- the quantitative measures you use to measure ineffectiveness.

5.　　Please tell us the nature of the hedging relationships for which you apply the "shortcut" method or "matched terms" approach for assuming no ineffectiveness. Tell us how you determine that the hedging relationship meets each of the conditions in paragraph 68 or 65 of SFAS 133.

6.　　We note the disclosure on page 54 that your Global Treasury unit manages your interest rate risk on a consolidated basis. To help us gain a better understanding of how your treasury unit coordinates with your hedge accounting process, please provide us with the following information:

- describe the process by which derivative instruments are obtained for hedge accounting purposes; for example, tell us which group or groups (such as Global Treasury, the regional treasury units, a centralized trading desk, etc.) are responsible for obtaining these derivative instruments and describe the process by which they are obtained;
- if the responsible groups obtain the derivative instruments from internal or external sources or both; and
- which group determines that the conditions for hedge accounting are achieved.

Form 10-Q for the Quarterly Period Ended March 31, 2007:

Financial Statements

Note 7 – Commitments and Contingencies, page 34

7.　　We note your disclosure that the proposed legislation that includes provision that would defer income tax recognition of tax losses generated by non-U.S. leverage leases could possibly have a material negative impact on your consolidated results of operations in the period of enactment. In future filings, please disclose your estimate of the maximum impact such legislation could have on your results of operations in a worst-case scenario, using your 2006 or current information as an example. Provide us with your proposed future disclosure.

＊　　＊　　＊　　＊

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

Mr. Edward J. Resch
State Street Corporation
6/21/2007
Page 4

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

     You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or me at (202) 551-3492 if you have any questions.

     Sincerely,

     John P. Nolan
     Accounting Branch Chief